                                                                     EXHIBIT "F"
3rd Quarter Report 1998

DEAR FELLOW SHAREHOLDERS

I am pleased to report that the third quarter of 1998 has been very successful for Biovail. Once again, Biovail achieved record quarterly financial results. During the quarter, we achieved significant growth in our base business operations and continued to meet important scientific objectives, in terms of regulatory approvals, new ANDA filings and exciting in-licensing agreements.

PRODUCT APPROVAL
In July, the Company received marketing approval from the U.S. Food and Drug Administration ("FDA") for its controlled-release generic version of Trental
(pentoxifylline).   Trental is currently marketed in the U.S. for the treatment of peripheral vascular disease. Annual U.S. sales of Trental are approximately $190 million in 1997. Marketing of Biovail's pentoxifylline product will be undertaken by Teva Pharmaceuticals USA, Inc., one of the premier marketers of
generic pharmaceuticals in the U.S.   This is part of the exciting
multi-product development and marketing agreement with Teva concluded at the end of 1997.

U.S. ANDA FILLINGS
In September, Biovail filed an Abbreviated New Drug Application ("ANDA") with the U.S. FDA for a generic controlled-release version of Dilacor XR, a successful once-daily diltiazem formulation. Annual U.S. sales of Dilacor XR are in excess of $148 million. This marked Biovail's third ANDA filing of 1998. Earlier in the year, the Company filed ANDAs for generic controlled-release versions of Adalat CC and Procardia XL. In total, Biovail presently has six controlled-release generic products filed and awaiting FDA approval. Combined branded annual U.S. sales of these six products exceed $2 billion.

TIAZAC(R) PERFORMANCE
U.S. market share of Tiazac(R), Biovail's once-daily diltiazem medication, continued to grow, capturing greater than 14% share of all U.S. branded
once-daily diltiazem sales.   Factors contributing to Tiazac(R)'s continued
U.S. market penetration growth include sales force expansion by our licensee and the approval of the angina indication by the FDA at the beginning of 1998.

A 420 mg dose of Tiazac(R) received FDA approval during the quarter as well. Tiazac(R) will have the only 420 mg dosage strength for once-daily diltiazem available in the U.S. and we expect this to contribute to Tiazac(R)'s continued market success.

Additionally, approval of Tiazac(R) to treat chronic stable angina was received for Canada during the quarter. This will allow Crystaal, Biovail's Canadian marketing operation to further compete in the Canadian market.


CANADIAN EXPANSION
The third quarter was especially exciting for the Company's operations in Canada. Along with the marketing approval of Tiazac(R) for the treatment of angina, Biovail entered into an agreement with Centocor, Inc. for the exclusive Canadian distributorship of Retavase (reteplase). Retavase, a fibrinolytic agent originally developed by Boehringer Mannheim GmbH is used as a "clot buster" to restore blood flow in heart attack victims. Approximately 200,000 Canadians suffer heart attacks each year. Retavase is the only fibrinolytic agent that can be administered through a simple two-shot injection, as opposed to continuous IV infusion. Retavase has already received approval for marketing in Canada. It will be marketed by Crystaal Corporation, a wholly-owned subsidiary of Biovail, starting in the fourth quarter of 1998. The addition of Retavase to its portfolio will enable Crystaal to establish a presence in the acute care segment and enhance its position in the Canadian cardiovascular product marketplace.

Finally, during the quarter Biovail filed applications for regulatory approval with the Therapeutic Products Programme (TPP) for controlled-release generic versions of Cardizem SR, Trental and Verelan.

CONTINUED RECORD RESULTS
Once again Biovail reported record financial results, both for the third quarter and the nine month period ended September 30, 1998. The Company's revenues for the third quarter were $29.0 million, a 37% increase over 1997 third quarter revenues of $21.2 million. Net income for the third quarter of 1998 increased 40% to $13.2 million, or $0.49 per share, compared to net income of $9.4 million, or $0.37 per share, in the third quarter of 1997.

Revenues for the nine months ended September 30, 1998 were $76.1 million, 36% higher than the comparable period in 1997. Net income increased by 39% to $30.6 million, or $1.14 per share, compared to $22.0 million, or $0.87 per share for the first nine months of 1997.

Once again, I would like to express my gratitude to all Company employees for their continued dedication, and to all shareholders for their support.

Sincerely,

Eugene Melnyk
Chairman of the Board
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                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                                                              September 30,             December 31,
                                                                                  1998                      1997
                                                                            ------------------       ------------------
                                                                              (Unaudited)
                                 ASSETS
Current
  Cash and short-term deposits                                                      $   11,892                $   8,275
  Accounts receivable                                                                   36,481                   33,114
  Inventories                                                                           17,955                   16,609
  Executive loans                                                                        2,868                    2,933
  Deposits and prepaids                                                                  2,575                    2,053
                                                                            ------------------       ------------------
                                                                                        71,771                   62,984

Long-term investments
                                                                                        10,000                        -
Fixed Assets, net                                                                       23,429                   24,172
Other Assets, net                                                                       24,376                    6,583
                                                                            ------------------       ------------------
                                                                                    $  129,576               $   93,739
                                                                            ==================      ===================

                              LIABILITIES
Current
  Bank indebtedness                                                                 $   10,051                $      -
  Accounts payable                                                                       6,859                    4,579
  Accrued liabilities                                                                    4,851                    6,002
  Income taxes payable                                                                   1,899                    1,013
  Customer prepayments                                                                   4,836                    1,840
  Current portion of long-term debt                                                      1,124                    1,887
                                                                            ------------------       ------------------
                                                                                        29,620                   15,321

Long-Term Debt                                                                          14,148                    2,960
                                                                                        43,768                   18,281
                          SHAREHOLDERS' EQUITY
 Share capital                                                                          20,683                   18,465
 Warrants                                                                                8,244                    8,244
 Retained earnings                                                                      58,267                   49,709
 Cumulative translation adjustment                                                      (1,386)                    (960)
                                                                            ------------------       ------------------
                                                                                        85,808                   75,458
                                                                            ------------------       ------------------
                                                                                    $  129,576               $   93,739
                                                                            ==================      ===================

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
           (All dollar amounts except per share data are expressed in thousands of U.S. dollars)

                                                                THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                       SEPTEMBER 30,
                                                             1998               1997            1998               1997
                                                       ----------------    --------------- ----------------   ----------------
REVENUE                                                                                        (Unaudited)

   Research and development                                   $  8,974           $  4,887         $ 20,927           $  7,046
   Manufacturing                                                16,540             10,367           45,303             38,904
   Royalty and  licensing                                        3,476              5,978            9,905             10,124
                                                      ----------------    --------------- ----------------   ----------------
                                                                28,990             21,232           76,135             56,074
                                                      ----------------    --------------- ----------------   ----------------

EXPENSES

   Research and development                                      4,047              4,893           12,179             11,452
   Cost of manufactured goods sold                               6,946              2,947           18,956             11,128
   Selling, general and administrative                           4,067              3,350           12,521             10,075
                                                      ----------------    --------------- ----------------   ----------------
                                                                15,060             11,190           43,656             32,655
                                                      ----------------    --------------- ----------------   ----------------

OPERATING INCOME                                                13,930             10,042           32,479             23,419
INTEREST (EXPENSE), net                                            (97)              (142)            (254)              (208)
INCOME BEFORE INCOME TAXES                                      13,833              9,900           32,225             23,211
PROVISION FOR INCOME TAXES                                         629                491            1,629              1,174
                                                      ----------------    --------------- ----------------   ----------------
NET INCOME                                                    $ 13,204           $  9,409         $ 30,596           $ 22,037
                                                      ================    =============== ================   ================


EARNINGS PER SHARE                                            $   0.49           $   0.37         $   1.14           $   0.87
                                                      ================    =============== ================   ================

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                26,899,000         25,447,000       26,899,000         25,447,000
                                                      ================    =============== ================   ================

                        BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
         (All dollar amounts are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                                               NINE MONTHS ENDED
                                                                                SEPTEMBER 1998
                                                                       1998                        1997
                                                                 ------------------          ------------------
NET INFLOW (OUTFLOW) OF CASH RELATED
    TO THE FOLLOWING ACTIVITIES

OPERATING

  Net income for the period                                             $   30,595                  $   22,037
  Depreciation and amortization                                              3,534                       2,188
                                                                ------------------          ------------------
                                                                            34,129                      24,225
  Change in non-cash operating items                                          (804)                    (30,952)
                                                                ------------------          ------------------
                                                                            33,325                      (6,727)
                                                                ------------------          ------------------
INVESTING

  Acquisition of royalty interest                                          (15,000)                           -
  Long-term investments                                                    (10,000)                           -
  Additions to fixed assets, net                                            (2,505)                     (2,005)
  Executive loans                                                               66                        (389)
  Increase in other assets                                                  (4,165)                       (250)
                                                               -------------------          ------------------
                                                                           (31,604)                     (2,644)
                                                               -------------------          ------------------

FINANCING

  Increase in long-term debt                                                19,141                         387
  Reduction in long-term debt                                               (8,455)                     (1,919)
  Issuance of share capital                                                  3,776                         708
  Stock repurchase program                                                 (22,598)                          -
                                                               -------------------          ------------------
                                                                            (8,136)                       (824)
                                                               -------------------          ------------------

EFFECT OF EXCHANGE RATE
CHANGES ON CASH                                                                (19)                        (39)
                                                               -------------------          ------------------

INCREASE (DECREASE) IN CASH                                                 (6,434)                    (10,234)
CASH,  BEGINNING OF PERIOD                                                   8,275                       4,526
                                                                ------------------          ------------------
CASH,  END OF PERIOD                                                     $   1,841                  $   (5,708)
                                                                ==================          ==================

REPRESENTED BY
  Cash and short-term deposits                                          $   11,892                   $   4,409
  Bank indebtedness                                                        (10,051)                    (10,117)
                                                               -------------------          ------------------
                                                                         $   1,841                  $   (5,708)
                                                                ==================          ==================